SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2007

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Employee Stock Ownership Plan of
Dime Community Bancshares, Inc. and Certain Affiliates
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H , Part IV, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2007	10

Form 5500, Schedule H , Part IV, Line 4j - Schedule of Reportable Transactions:
Series of Transactions from Same Issue Exceeding 5% of Assets Year Ended December 31, 2007	11

SIGNATURES	12

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dime Community Bancshares, Inc. & Subsidiaries:

We have audited the accompanying statements of net assets available for plan benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 30, 2008
New York, NY

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	As of December 31, 2007			As of December 31, 2006
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS:
Cash equivalents	$931	$-	$931	$73	$-	$73
Federated Prime Value Obligations Fund	567,383	-	567,383	554,921	-	554,921
Dime CommunityBancshares, Inc. common stock, at fair value	25,330,994	17,964,606	43,295,600	27,783,483	20,803,967	48,587,450
Sub-total	25,899,308	17,964,606	43,863,914	28,338,477	20,803,967	49,142,444

Contributions receivable from the Dime Savings Bank of Williamsburgh	-	455,038	455,038	-	410,040	410,040
TOTAL ASSETS	25,899,308	18,419,644	44,318,952	28,338,477	21,214,007	49,552,484

LIABILITIES:
Borrowing from Dime Community Bancshares, Inc.	-	4,443,640	4,443,640	-	4,553,510	4,553,510
Due to The Dime Savings Bank of Williamsburgh 401(k) Plan ["401(k) Plan"]	-	455,038	455,038	-	410,040	410,040
Cash dividend payable to participants	268,771	203,716	472,487	266,934	218,833	485,767
TOTAL LIABILITIES	268,771	5,102,394	5,371,165	266,934	5,182,383	5,449,317

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$25,630,537	$13,317,250	$38,947,787	$28,071,543	$16,031,624	$44,103,167

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2007

	Allocated	Unallocated	Total
ADDITIONS:
Interest and dividend income	$1,121,397	$831,565	$1,952,962
Net depreciation in the market value of Dime Community Bancshares, Inc. common stock	(2,427,018)	(1,841,322)	(4,268,340)
Net investment loss	(1,305,621)	(1,009,757)	(2,315,378)

Contributions from Dime Savings Bank of Williamsburg - net	410,040	392,896	802,936
Total additions	(895,581)	(616,861)	(1,512,442)

DEDUCTIONS:
Cash disbursed for interest expense on borrowings from Dime Community Bancshares, Inc.	-	364,280	364,280
Benefit payments, net	2,883,739	(15,121)	2,868,618
Transfers out to the 401(k) Plan	410,040	-	410,040

Total deductions	3,293,779	349,159	3,642,938

TRANSFERS:
Allocation of 78,155 shares of Dime Community Bancshares, Inc. common stock to participant accounts, net	916,789	(916,789)	-
Transfer of dividend income for distribution to participants	831,565	(831,565)	-
Total transfers	1,748,354	(1,748,354)	-

DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(2,441,006)	(2,714,374)	(5,155,380)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	28,071,543	16,031,624	44,103,167

End of year	$25,630,537	$13,317,250	$38,947,787

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	SUMMARY DESCRIPTION OF PLAN

The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “ESOP”).  This description of the ESOP is provided for general information purposes only.  Participants should refer to the ESOP document for a more complete description of the ESOP’s provisions.

a.
General - The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the “Bank”) on February 8, 1996, with an effective date of July 1, 1995.  The Company acts as the Plan Sponsor for the ESOP, and members of management of the Company or its direct subsidiaries serve as Plan Administrator for the ESOP.  The Employee Benefits Committee, comprised of members of both the Company's Board of Directors and management, oversees the operation and administration of the ESOP.

On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by Dime Community Bancshares, Inc. (the “Company”).  Simultaneously, the Company issued 49,097,812 shares of common stock [adjusted for stock splits that occurred on August 21, 2001, April 24, 2002 and March 16, 2004 ("Stock Splits") ] in a Subscription and Community offering.  The ESOP purchased 3,927,825 (adjusted for Stock Splits), or 8%, of the shares issued by the Company in its community offering at the initial issuance price of $2.96 per share (adjusted for Stock Splits).

The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The ESOP is administered by the Plan Administrator, who is appointed by the Compensation Committee of Dime Community Bancshares, Inc. (the "Compensation Committee").  Prior to September 2002, the trust services department of HSBC Bank, USA acted as the trustee for the ESOP.  In September 2002, RSGroup Trust Company assumed trustee responsibilities for the ESOP and currently serves as trustee.

In order to purchase the shares of the Company’s common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which, as of June 30, 2000, was to be repaid over a ten-year period at a fixed interest rate of 8.0%.   Effective July 1, 2000, the maturity of the ESOP loan was extended from June 2006 to December 2025, with the continued option of prepayment.  Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP.  As the ESOP makes each payment of principal on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock held by the ESOP. The Company, as lender, has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the ESOP for the years ended December 31, 2007 and 2006, present separately the assets and liabilities and changes therein pertaining to:

(1)	the accounts of employees with vested rights in allocated stock (Allocated) and

(2)	stock not yet allocated to employees (Unallocated).

b.
Eligibility and Participation - Eligible employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically become eligible participants of the ESOP.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the ESOP.

c.
Contributions and Distributions - The Company or the Bank shall contribute to the ESOP an amount which, at minimum, shall serve to finance the ESOP’s obligation under its outstanding borrowing from the Company.  The Company or the Bank may contribute additional amounts, if designated by the Compensation Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company.  Any additional contributions approved by the Employee Benefits Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of eligible participants in accordance with a pre-established formula.  Participant contributions are not permitted.

Effective July 1, 2000, the Company or Bank also makes a required 100% vested cash contribution to all participants in the ESOP in the amount of 3% of total W-2 compensation [including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Dime Savings Bank of Williamsburgh 401(k) Plan] minus any amount included in W-2 compensation as a result of the grant or vesting of restricted stock, the exercise of stock options or the disqualifying disposition of incentive stock options up to applicable IRS limits.  This contribution was guaranteed through December 31, 2006  and has been discretionary since that date.  This contribution is automatically transferred to the Dime Savings Bank of Williamsburgh 401(k) Plan (the “401(k) Plan”) whereby the participant has the ability to invest this contribution in any of the investment options offered under the 401(k) Plan.  This annual contribution is made in the first quarter of each year based upon the total covered compensation through December 31st of the previous year.  In March 2008, a contribution of $455,038 was made to the ESOP and transferred to the 401(k) Plan for the 2007 plan year.  In March 2007, a contribution of $410,040 was made to the ESOP and transferred to the 401(k) Plan for the 2006 plan year.

Effective July 1, 2000, cash dividends received on allocated and unallocated holdings of Dime Community Bancshares, Inc. common stock are distributed quarterly to all ESOP participants.  These distributions are made in the form of a cash payment.  Otherwise, no distributions from the ESOP are made until a participant retires, dies (in which case, payment are made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank and its subsidiaries.  Distributions are made in cash and/or stock payments.

d.	Vesting - The balance credited to each Participant’s account shall become vested in accordance with the following schedule:

Number of Years Of Service	Vested Percentage

Less than 2 years	0%
Less than 3 years	25
Less than 4 years	50
Less than 5 years	75
5 or more years	100

Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Company or any of its direct or indirect subsidiaries prior to the establishment of the ESOP. Any previously unvested  portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Company or the Bank.

e.
Investments - As of December 31, 2007 and 2006, the ESOP’s investments consists of the investment in common stock of the Company and the investment of cash balances in a short-term investment funds administered by the ESOP trustee.  The ESOP is permitted to invest in any commingled or group trust fund, or common trust fund that is exempt from taxes under Section 501(a) of the Internal Revenue Code.

f.
Allocation of Shares to Participant Accounts -  As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula.  The released shares are allocated to eligible participant accounts in the proportion that each such eligible participant’s compensation, as measured under the terms of the ESOP, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all eligible participants, as measured under the terms of the ESOP.

Released shares allocated to participant accounts totaled 78,155 during each of the years ended

December 31, 2007 and 2006.

Each participant’s account reflects an allocation of the Bank’s contributions, ESOP earnings and the forfeiture of terminated participant non-vested accounts.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the ESOP trustee prior to the time that such rights are to be exercised.  The ESOP trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period.  Such vote is made in direct proportion to the votes received from participants.

g.
Forfeitures - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September or December.  The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the Employee Benefits Committee.

There were 5,219 shares and 1,995 shares forfeited during the years ended December 31, 2007 and 2006, respectively.  These forfeitures were utilized to reduce the employer contribution (which was the annual repayment of principal on the outstanding loan in accordance with the loan amortization schedule) in each respective year.

h.
Payment of Benefits – On termination of services due to death, disability, retirement or other reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

i.
ESOP Termination - The Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA.  Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code.  Upon termination of the ESOP, the Compensation Committee shall direct the ESOP trustee to pay all liabilities and expenses of the trust fund and to sell the shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - Dime Community Bancshares, Inc. common stock and the Federated Prime Value Obligations Fund are valued at fair value based upon quoted market prices. The closing price of Dime Community Bancshares, Inc.common stock was $12.77 as of December 31, 2007 and $14.01 as of December 31, 2006. The closing price of the Federated Prime Value Obligations Fund was $1.00 at both December 31, 2007 and 2006.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Investment transactions are accounted for on a trade-date basis. Interest income on the Federated Prime Value Obligations Fund is recorded on the accrual basis and dividend income on Dime Community Bancshares, Inc. common stock is recorded on the ex-dividend date. During the years ended December 31, 2007 and 2006, cash dividends totaling $1,924,782 and $1,960,836, respectively, were declared on Dime Community Bancshares, Inc. common stock, which were recorded in Investment Income in the Statement of Changes in Net Assets Available for Plan Benefits. All dividends on unallocated shares and shares allocated to each participant are distributed to participants in the ESOP no later than the close of the calendar quarter after the calendar quarter in which such dividends are received by the ESOP.

Realized gains and losses from securities transactions are recorded on the average cost basis.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties - The ESOP has an equity investment concentrated solely in one equity security, which, in general, is exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Administrative Expenses - Administrative expenses are paid by the the Company as provided in the ESOP.

Recent Accounting Standards - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defined fair value, established a framework for measuring fair value under generally accepted accounting principles, and expanded disclosures about fair value measurements. Other current accounting pronouncements that require or permit fair value measurements will require application of SFAS 157. SFAS 157 does not require any new fair value measurements, however, changes the definition of, and methods used to measure, fair value. SFAS 157 emphasizes fair value as a market-based, not entity-specific, measurement. Under SFAS 157, a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 further establishes a fair value hierarchy that distinguishes between (i) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs), and (ii) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. SFAS 157 also expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. SFAS 157 applies to reporting periods beginning after November 15, 2007. Adoption of SFAS 157 is not expected to have a material impact upon the ESOP's financial statements.

3.	FEDERAL INCOME TAX STATUS

The ESOP is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code.  The ESOP received a favorable IRS determination letter dated January 14, 2003.  The ESOP has been amended since receiving the determination letter.  The Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the ESOP’s financial statements.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The ESOP owns an investment in the common stock of Dime Community Bancshares, Inc., the Plan Sponsor.  This investment is administered and held in safekeeping by the ESOP trustee.  In addition, accrued dividends receivable on Dime Community Bancshares, Inc  common stock (which were zero at both December 31, 2007 and 2006), were held in safekeeping as designated by the ESOP trustee.

Contributions to the ESOP are held and managed by the ESOP trustee.  All contributions received during the years ended December 31, 2007 and 2006, were utilized to service the principal and interest on the borrowing.

Certain administrative functions are performed by officers or employees of the Company or Bank.  No such officer or employee receives compensation from the ESOP for the administrative functions they perform.  All administrative expenses of the ESOP are paid by the Company.

5.	INVESTMENTS

The ESOP’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are non-participant directed.

	December 31, 2007		December 31, 2006
	Allocated	Unallocated	Allocated	Unallocated
Shares of Dime Community
Bancshares, Inc.
Common Stock:
Number of shares	1,983,633	1,406,782	1,983,118	1,484,937
Cost	$5,954,536	$4,200,029	$5,954,318	$4,433,366
Market Value	$25,330,994	$17,964,606	$27,783,483	$20,803,967

During the year ended December 31, 2007, the ESOP's investment in Dime Community Bancshares, Inc. common stock (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,268,340.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
Parties in	Identity of
Interest	Issuer	Description of Investment	Cost	Current Value

*	Dime Community Bancshares, Inc.	Shares of common stock	$10,154,566	$43,295,600
	Federated Investors	Prime Value Obligations Fund	567,383	567,383

Total			$10,721,949	$43,862,983

*Party-in-interest.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS:
SERIES OF TRANSACTIONS FROM SAME ISSUE EXCEEDING 5% OF ASSETS
YEAR ENDED DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Current Value
	Description of asset				of Asset on
Identity of	(include interest rate and	Purchase	Selling	Cost of	Transaction	Net gain
Party Involved	Maturity in case of a loan)	Price	Price	Asset	Date	or (loss)
Federated	Prime Value Obligations	$4,017,133	$4,017,133	$4,017,133	$4,017,133	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 30, 2008                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 30, 2008                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    Executive Vice President and Chief Financial Officer